EATON & VAN WINKLE LLP
3 Park Avenue
New York, NY 10016

Vincent J. McGill Partner	Direct Dial: (212) 561-3604

April 17, 2012

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Yakun International Investment & Holding Group, formerly Rhino Productions, Inc. Amendment No. 1 to Current Report on Form 8-K Filed December 21, 2011 File No. 001-34210

Dear Mr. Schwall:

As discussed with Caroline Kim of the Staff, we have been advised by our client, Yakun International Investment & Holding Group, a Nevada corporation (the “Company”), formerly Rhino Productions, Inc., that it expects to file an amendment on or before April 20, 2012, to its Form 8-K/A with respect to the acquisition of Vast Glory Holdings Limited in response to the Staff’s letter of comment dated January 19, 2012.

Very truly yours,

/s/ Vincent J. McGill
Vincent J. McGill

cc: A.N. Parker
      Ethan Horowitz
      Robert Carroll
      Caroline Kim, Esq.
      Laura Nicholson, Esq.